Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by MIM on August 9, 2004 and is incorporated by reference into this filing.

August 31, 2004

Dear Colleagues,

We would like to update you on the next phase of activity related to the recently announced strategic merger of MIM and Chronimed.

We have established an integration leadership team consisting of Brian Reagan, Vice President, Corporate Development of Chronimed and Al Carfora, President and Chief Operating Officer of MIM. Their assignment is to thoroughly assess and analyze the resources and capabilities of each firm as a first step toward merging our two companies.

Brian and Al are responsible for reviewing each functional area of our existing businesses and making recommendations on integration to executive management. These recommendations will be studied and decisions made with a view towards making BioScrip the strongest possible competitor in the marketplace. Ultimately, a successful integration will allow us to be fully prepared to join together as BioScrip, a company which will be one of the healthcare industry's premier providers of pharmacy services.

Combining our two companies is a complex task. As we create BioScrip, it is important that we remain focused on operating our existing businesses and serving our customers with the same level of care and professionalism that made both our companies successful. At the same time, to help streamline the process, all work relative to integration, regardless of department, will go through the integration team. A closely coordinated effort will minimize business interruptions and safeguard against duplicating work.

We expect the analysis phase of the integration process to take approximately three to four weeks. Resulting decisions will be communicated as quickly thereafter as possible.

While these are exciting times for all of us, we fully appreciate that change is demanding both personally and professionally. We will proceed as quickly as possible through our integration planning process, and will now begin regular communication on our progress in forging a single company, one we see as providing exceptional growth opportunities for you, our employees, and our investors in the months and years ahead.

Thank you for your continued support.

Richard Friedman	Henry Blissenbach
Chairman and CEO	Chairman and CEO
MIM Corporation	Chronimed Inc.